FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940


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1.  Name and Address of Reporting Person

      Sunrise Capital Partners, L.P.
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      (Last)                        (First)                 (Middle)

      685 Third Avenue, 15th Floor
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                                  (Street)

      New York                         NY                   10017
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      (City)                        (State)                 (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

      August 9, 2000
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3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)


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4.  Issuer Name and Ticker or Trading Symbol

      WPI Group, Inc. (WPIC: OTC)
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5.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
      ( )  DIRECTOR
      (X)  10% OWNER
      ( )  OFFICER (GIVE TITLE BELOW)
      ( )  OTHER (SPECIFY TITLE BELOW)
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6.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

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7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
      X  FORM FILED BY ONE REPORTING PERSON
      __ FORM FILED BY MORE THAN ONE REPORTING PERSON

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. TITLE OF SECURITY   2. AMOUNT OF       3. OWNERSHIP      4. NATURE OF INDI
   (INSTR. 4)             SECURITIES         FORM DIRECT       RECT BENEFICIAL
                          BENEFICIALLY       DIRECT (D) OR     OWNERSHIP
                          OWNED              INDIRECT (I)      (INSTR. 5)
                          (INSTR. 4)         (INSTR. 5)
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Common Stock              1,534,900          D


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1a.  Title of Derivative Security (Instr. 4)

     Common Stock Purchase Warrant
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1b.  Date Exercisable and Expiration Date (Month/Day/Year)

         8/9/00                           8/9/05
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      Date Exercisable              Expiration Date
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1c.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

                Common Stock                          1,308,204
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            Title                           Amount of Number of Shares
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1d.  Conversion or Exercise Price of Derivative Security

            $1.75
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1e.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)

            D
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1f.  Nature of Indirect Beneficial Ownership (Instr. 5)

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2a.  Title of Derivative Security (Instr. 4)

     Convertible Subordinated Note due 2003
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2b.  Date Exercisable and Expiration Date (Month/Day/Year)

             8/9/00                           8/9/03
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      Date Exercisable              Expiration Date
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2c.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)


           Common Stock                          6,671,840
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            Title                           Amount of Number of Shares
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2d.  Conversion or Exercise Price of Derivative Security

            $1.75
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2e.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)

            D
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2f.  Nature of Indirect Beneficial Ownership (Instr. 5)

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EXPLANATION OF RESPONSES:


   Dated:  August 19, 2000

                                    /s/ Joseph Julian, Principal
                                    -------------------------------
                                    **  SIGNATURE OF REPORTING PERSON


   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
      CRIMINAL VIOLATIONS
      SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).
   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
   DISPLAYS A CURRENTLY VALID OMB NUMBER.